UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of September 2022

Commission File Number: 001-40758

Nexters Inc.

(Translation of registrant’s name into English)

55, Griva Digeni

3101, Limassol

Cyprus

Telephone: +35722580040

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                                            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

EXPLANATORY NOTE

On September 28, 2022, Nexters Inc. (NASDAQ: GDEV) (the “Company”) issued a press release announcing its results for the three and six months ended June 30, 2022. A copy of this press release is attached to this Form 6-K as Exhibit 99.1.

The Company’s unaudited interim condensed consolidated financial statements for the three and six months ended June 30, 2022 is attached to this Form 6-K as Exhibit 99.2.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 28, 2022

Nexters Inc.

By:	/s/ Alexander Karavaev
Name:	Alexander Karavaev
Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Press release dated September 28, 2022

99.2	Unaudited interim condensed consolidated financial statements of Nexters Inc. for the three and six months ended June 30, 2022